Firsthand Capital Management, Inc.
125 South Market Street, Suite 1300
San Jose, CA 95113
T    408.294.2200
F    408.289.5575

December 23, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR

Re:	Firsthand Funds (File Nos. 33-73832 and 811-08268); Preliminary Proxy Statement for Firsthand Funds

Ladies and Gentlemen:

On behalf of Firsthand Funds (the “Trust”), and pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 and Rule 20a-1 under the Investment Company Act of 1940, as amended, we transmit herewith for filing a preliminary proxy statement and form of proxy in connection with a Special Meeting of Shareholders of Firsthand Technology Value Fund, Firsthand Technology Leaders Fund, Firsthand e-Commerce Fund, and Firsthand Alternative Energy Fund, as well as a Special Meeting of Shareholders of Firsthand Technology Value Fund (together, the “Special Meetings”), each of which is to be held on March 12, 2009.

The purposes of the Special Meetings are to elect two independent trustees to Firsthand Funds and to approve a change to the fundamental investment restrictions of Firsthand Technology Value Fund.

Please contact the undersigned at (408) 521-4138 with any comments or questions.

Very truly yours,

/s/ Kelvin Leung
General Counsel,
Firsthand Capital Management, Inc.